UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 20, 2022

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt
92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 20 December 2022

Evolution of the Orange group’s Executive Committee

The Orange group announces the departure of Ramon Fernandez, Deputy Chief Executive Officer in charge of Finance, Performance and Development, at the end of the first quarter of 2023.

Ramon Fernandez, who has overseen the Group’s finances for the past eight years, has decided to take up a new professional challenge outside the company. Until his departure, he will continue in his current role within the Executive Committee. In this role, alongside Christel Heydemann, CEO of Orange, and the Group’s management team, he will continue his work on the preparation of the new strategic plan. His successor will be announced in the coming weeks.

Christel Heydemann commented: "I would like to thank Ramon for his unfailing commitment to the Group. He has played an essential role in the development of the company over recent years, in particular through his work on efficiency and value creation. We will continue to work together and in confidence over the coming weeks to finalize our next strategic plan. I wish him all the best in his future career."

Ramon Fernandez said: "After such an exciting and stimulating period within Orange, I have decided to take on a new professional project outside the Group. Orange is an extremely engaging company that can boast of the quality and commitment of its teams as its core strength. I am proud of what we have accomplished together in the various Orange countries and with my colleagues in the Executive Committee. With Christel, we will present the 2022 results next February. I remain mobilized to work on our next strategic plan, convinced that the company will take the right directions to ensure its continued development."

Ramon Fernandez joined the Orange group in September 2014 as Deputy CEO in charge of Finance and Strategy. He currently holds the position of Deputy Chief Executive Officer, Finance, Performance and Development. Before joining Orange, he was Director of the French Treasury since March 2009. For more information on his career, click here (https://www.orange.com/en/group/governance/executive-committee/ramon-fernandez). Photos are available here (https://mediatheque.orange.com/mediatheque/search?access=searchText&q=ramon+fernandez).

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42.5 billion euros in 2021 and 136,500 employees worldwide at 30 September 2022, including 75,000 employees in France. The Group has a total customer base of 286 million customers worldwide at 30 September 2022, including 240 million mobile customers and 24 million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies under the brand Orange Business Services. In December 2019, the Group presented its "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com and the Orange News app or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Tom Wright; tom.wright@orange.com; +33 6 78 91 35 11

Sylvain Bruno; sylvain.bruno@orange.com; +33 6 86 17 88 89

ORANGE

Date: December 20, 2022	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations